Exhibit 12.1
Holly Energy Partners L.P.
Navajo Pipeline Co. L.P. (Prodecessor)
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Net income	$27,543	$26,816	$32,494	$581	$2,670
Minority interest in consolidated subsidiary	680	740	1,994	758	—
Income from equity investee	—	—	—	(894)	(2,737)

	28,223	27,556	34,488	445	(67)
Add:
Total fixed charges (per below)	14,815	11,324	2,279	1,665	1,657
Distributed income of equity investee	—	—	—	—	2,487

Total earnings	$43,038	$38,880	$36,767	$2,110	$4,077

Fixed charges:
Interest expense	$13,056	$9,633	$697	$—	$—
Estimate of interest within rental expense(1)	1,759	1,691	1,582	1,665	1,657

Total fixed charges	$14,815	$11,324	$2,279	$1,665	$1,657

Ratio of earnings to fixed charges	2.91	3.43	16.13	1.27	2.46

(1)	Represents 30% of the total operating lease rental expense which is that portion deemed to be interest.